Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

June 5, 2020

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Portola Pharmaceuticals, Inc. Schedule TO-T/A filed June 1, 2020 Schedule TO-T filed May 27, 2020 Filed by Alexion Pharmaceuticals, Inc. and Odyssey Merger Sub Inc. File No. 005-87472

Dear Ms. Chalk:

On behalf of Alexion Pharmaceuticals, Inc. (“Parent”) and Odyssey Merger Sub Inc. (“Purchaser” and, together with Parent, the “Filing Persons”), we acknowledge receipt of the comment letter, dated June 2, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above captioned Schedule TO-T/A and Schedule TO-T (collectively, the “Schedule TO”). We submit this letter on behalf of the Filing Persons in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in bold type below followed by the Filing Persons’ response.

Concurrently with this letter, the Filing Persons are filing Amendment No. 2 to the Schedule TO-T, which reflects revisions made to the Schedule TO-T in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Schedule TO. Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase, dated May 27, 2020 (as amended, the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to the Schedule TO.

Christina Chalk, Senior Special Counsel

June 5, 2020

Schedule TO-T filed May 27, 2020

Exhibit (a)(1)(A) – Offer to Purchase

Cover Page

1.	Please clarify the definition of the “Effective Time” of the Merger. The definition on the cover page is not clear.

Response: The Filing Persons acknowledge the Staff’s comment and will amend the cover page of the Offer to Purchase and page 9 of the Offer to Purchase to clarify that the definition of “Effective Time” is such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL.

Conditions of Offer, page 52

2.	Refer to the first paragraph of this section on page 52. Revise the reference to the condition related to the Merger Agreement remaining in effect. Revise to clarify that this condition, like the ones listed later in this section, must be satisfied or waived as of the Offer Expiration Time.

Response: The Filing Persons acknowledge the Staff’s comment and the first paragraph of the section entitled “14. Conditions of the Offer” on page 52 of the Offer to Purchase will be amended to read as follows:

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, irrevocably accept for purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares not theretofore irrevocably accepted for purchase or paid for, and may delay the acceptance for payment of or, subject to such rules and regulations, the payment for any tendered Shares and, if permitted by the Merger Agreement, may terminate the Offer (i) if the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement at or prior to any scheduled Offer Expiration Time or (ii) at any scheduled Offer Expiration Time, if the Minimum Tender Condition or the Termination Condition has not been satisfied.

Christina Chalk, Senior Special Counsel

June 5, 2020

3.	See our comment above. All offer conditions must be satisfied or waived as of the Offer Expiration Time when withdrawal rights terminate. The last paragraph of the section on page 53 gives the Parent and Purchaser the right to waive conditions in whole or in part “at any time and from time to time” at their sole discretion. Please revise to clarify that this may occur only as of the Expiration Time.

Response: The Filing Persons acknowledge the Staff’s comment and the last paragraph of the section entitled “14. Conditions of the Offer” on page 53 of the Offer to Purchase will be amended to read as follows in the response to comment 5 below.

4.	See our last comment above. Note that if an event occurs that “triggers” an Offer condition before the Offer Expiration Time, Parent and Purchaser must act promptly to waive the condition or assert it to terminate. Bidders may not wait until the Offer Expiration Time to assert a condition that was triggered earlier in the Offer period. Please confirm your understanding in your response letter.

Response: The Filing Persons confirm their understanding that if an event occurs that “triggers” an Offer condition before the Offer Expiration Time and the Filing Persons thereafter determine that such Offer condition is incapable of satisfaction, they will promptly act to waive the condition or assert it to terminate the Offer and shall inform the Company’s stockholders how they intend to proceed. In all cases, the Filing Persons intend to comply with the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

5.	Refer to the following statement in the last paragraph of this section: “The foregoing conditions will be in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate and/or modify the Offer in accordance with the terms and conditions of the Merger Agreement or applicable law.” All conditions to the Offer must be summarized here so that shareholders understand its terms. Please revise to do so, and to delete this language referencing the ability to terminate, which implies that there are Offer conditions not outlined here.

Response: The Filing Persons acknowledge the Staff’s comment and the last paragraph of the section entitled “14. Conditions of the Offer” on page 53 of the Offer to Purchase will be amended to read as follows:

The foregoing conditions will be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend and/or modify the Offer in accordance with the terms and conditions of the Merger Agreement or applicable law. The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time prior to or as of the Expiration Time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition).

Christina Chalk, Senior Special Counsel

June 5, 2020

Miscellaneous, page 57

6.	While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. Refer to Rule 14d-10 and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement here indicating that tenders will not be accepted from holders of shares in a jurisdiction where Parent and Purchaser are prohibited from making a tender offer, or modify it in accordance with Rule 14d-10(b)(2).

Response: The Filing Persons acknowledge the Staff’s comment and the first paragraph of the section entitled “17. Miscellaneous” on pages 57 and 58 of the Offer to Purchase will be amended to read as follows:

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

* * *

Christina Chalk, Senior Special Counsel

June 5, 2020

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 373-3982.

Very truly yours,

/s/ Rachael G. Coffey

Rachael G. Coffey

cc:	Ellen Chiniara
Brett Budzinski
Alexion Pharmaceuticals, Inc.
Scott A. Barshay
Paul, Weiss, Rifkind, Wharton & Garrison LLP